   SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

SECURED INCOME, LP
(Name of Subject Company)

MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF DEWAAY FUND 8, LLC; REAL ESTATE SECURITIES FUND 1983, LP; MPF BADGER ACQUISITION CO., LLC; MPF FLAGSHIP FUND 13, LLC; MPF SENIOR NOTE PROGRAM II, LP; MPF BLUE RIDGE FUND I, LLC; MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; SCM SPECIAL FUND 2, LP ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

813901105
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,245,780	$302.72

*	For purposes of calculating the filing fee only. Assumes the purchase of 849,156 Units at a purchase price equal to $5 per Unit in cash.

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Patterson Special Fund 5, LLC; MPF DeWaay Fund 8, LLC; REAL ESTATE SECURITIES FUND 1983, LP; MPF BADGER ACQUISITION CO., LLC; MPF FLAGSHIP FUND 13, LLC; MPF SENIOR NOTE PROGRAM II, LP; MPF BLUE RIDGE FUND I, LLC; MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; SCM SPECIAL FUND 2, LP; and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase all Units of limited partnership interest (the “Units”) in Secured Income, LP (the “Partnership”), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $5 per Unit, less the amount of any distributions declared or made with respect to the Units between June 23, 2010 (the “Offer Date”) and July 30, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2010 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date.  Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Unit holders to the Purchasers.

In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date. Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Unit holders with respect to the transferred Units, regardless of when the claims asserted and such action accrued.

The Partnership had 520 holders of record owning an aggregate of 984,369 Units as of DECEMBER 31, 2009, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2009.  The Purchasers and their affiliates currently beneficially own 135,213 Units, or 13.74% of the outstanding Units.  The 849,156 Units subject to the Offer constitute 100% of the outstanding Units not already owned by the Purchasers and their affiliates.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $4,245,780 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Partnership’s principal executive offices is 340 Pemberwick Road, Greenwich, CT 06831, and its phone number is (203) 869-0900.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated June 23, 2010

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Unit holders dated June 23, 2010

(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 23, 2010

MacKenzie Patterson Special Fund 5, LLC; MPF DeWaay Fund 8, LLC; Real Estate Securities Fund 1983, LP; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Blue Ridge Fund I, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: Sutter Capital Management, LLC, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President